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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 10, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Corrected Announcement

On the 8th December 1999, Don C. Watters became a Non-Executive Director of the Company. Mr. Watters has been with McKinsey & Company ("McKinsey") for 28 years. Mr. Watters developed from Associate to Principal and then Director of McKinsey. Although, officially retired in 1997, Mr. Watters continues to serve as a consultant to McKinsey and is a member of McKinsey Advisory Board. Mr. Watters is also a Director of Cunningham Communications, a private public relations firm. The Company has been advised by Mr. Watters that none of the matters set out in paragraph 6.F.2(b) to (g) of the Listing Rules are applicable to him.

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Generic Announcement


Announcement Body Information:
Don C. Watters elected as Non-Executive Director of MERANT PLC

On the 8th September 1999, Don C. Watters become a Non-Executive Director of the Company. Mr. Watters has been with McKinsey & Company ("McKinsey") for 28 years. Mr. Watters developed from Associate to Principal and then Director of McKinsey. Although, officially retired in 1997, Mr. Watters continues to serve as a consultant to McKinsey and is a member of McKinsey Advisory Board. Mr. Watters is also a Director of Cunningham Communications, a private public relations firm. The Company has been advised by Mr. Watters that none of the matters set out in paragraph 6.F.2(b) to (g) of the Listing Rules are applicable to him.

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company


1    Name of company:
     MERANT plc

2    Name of shareholder having a major interest:
     Fidelity Investments

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
     Same as above


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4    Name of registered  holder(s)  and, if more than one holder,  the number of shares held by each of them:

       900,000 Chase Nominees Ltd for Fidelity Management and Research Co 235,000 Lloyds Bank Nominees Limited
        36,900 State Street Nominees Ltd for Fidelity Management and Research Co 99,500 State Street Nominees Ltd for Fidelity Management Trust Company
     7,871,814 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity
               Investment Services Limited
        86,700 Bankers Trust for Fidelity Pension Management
       101,000 BT Globenet Nominees Ltd for Fidelity Pension Management
       289,000 MSS Nominees Ltd for Fidelity Pension Management
       390,800 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity
               International Ltd
       190,700 Nortrust Nominees Ltd for Fidelity International Ltd
       539,441 RBS Trust Bank for Fidelity International Ltd
       205,000 Morgan Stanley for Fidelity International Ltd
        52,800 Bankers Trust for Fidelity International Ltd
       275,000 Held as 55,000 ADR's by Lloyds Bank Nominees Ltd for Fidelity
               Management and Research Company
        21,500 Held as 4,300 ADR's by Nortrust Nominees for Fidelity Management
               Trust Company


5    Number of shares/amount of stock acquired:


6    Percentage of issued class:


7    Number of shares/amount of stock disposed:


8    Percentage of issued class:


9    Class of security:
     2p Ordinary

10   Date of transaction:


11   Date company informed:
     10 December 1999

12   Total holding following this notification:
     11,295,155

13   Total percentage holding of issued class following this notification:
     7.84%

14   Contact name for queries:
     Karin Watt

15   Contact telephone number:
     01635-565583

16   Name of company official responsible for making notification:
     Karin Watt

17   Date of notification:
     10 December 1999


Additional Information:

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MERANT plc
                                      (Registrant)


Date:  December 10, 1999          By: /s/ Kenneth A. Sexton
                                      --------------------------------------
                                      Kenneth A. Sexton
                                      Chief Financial Officer